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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934*

                      Harmony Holdings, Inc.
                         (Name of Issuer)

                   Common Stock, $.01 Par Value
                  (Title of Class of Securities)

                             41322310
                          (CUSIP Number)

                         Gilles Assouline
                          Unimedia S.A.
                        Immeuble le Levant
                      2 rue du Nouveau Bercy
                         94220 Charenton
                              France
                        (33-1) 43-53-69-99

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 27, 1996
     (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          SCHEDULE 13D



          CUSIP No. 41322310


- ---------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Unimedia S.A.
- ---------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                            (b)  [X]
- ---------------------------------------------------------------------
 3       SEC USE ONLY
- ---------------------------------------------------------------------
 4       SOURCE OF FUNDS
                                     WC
- ---------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS
               2(d) or 2(e)                                      [ ]
- ---------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 France
- ---------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
      SHARES                      1,000,000 Shares
   BENEFICIALLY     -------------------------------------------------
   OWNED BY EACH      8       SHARED VOTING POWER
     REPORTING                    0  (See text of Item 5)
    PERSON WITH     -------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
                                  1,000,000 Shares
                    -------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                  0  (See text of Item 5)
- ---------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,000,000 Shares  (See text of Item 5)
- ---------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         [ ]
- ---------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.9%
- ---------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                                        CO
- ---------------------------------------------------------------------

Item 1.  Security and Issuer

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Harmony
Holdings, Inc. (the "Company"), a Delaware corporation with its principal executive offices at 1990 Westwood Blvd., Suite 310, Los Angeles, California, 90025.

Item 2.  Identity and Background

          This statement is being filed by Unimedia S.A. ("Unimedia"), a privately held societe anonyme organized and existing under the laws of France with its principal executive office at 11 bis, rue du Colisee, 75008, Paris, France and its principal business at Immeuble le Levant, 2 rue du Nouveau Bercy, 94220, Charenton, France. Unimedia is a designer of multimedia interactive software which, through its affiliates and subsidiaries, has developed complementary expertise in security, sales automation, contactless smart card technology, Internet service providing, graphic animation, on-line programming, virtual reality technologies and special effects.

          The attached Schedule I is a list of the executive officers and directors of Unimedia and persons that may be deemed to be controlling persons of Unimedia, which contains the following information with respect to each person listed on such schedule:

          (a) name and representative through which it acts, if any;

          (b) residence address or principal business address and, if different, address of principal office;

          (c) principal business or present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (d) citizenship or place of organization.

          During the past five years, neither Unimedia nor, to the best of Unimedia's knowledge, any person or entity named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

          Claude Berda, a representative of a member of Unimedia's Supervisory Board, may be deemed to be a controlling person with respect to Unimedia through his direct and indirect ownership interests in three shareholders of Unimedia (MMP, Multimedia Investissement and Media Venture) that are also members of Unimedia's Supervisory Board. However, Unimedia does not believe that Mr. Berda's interests create a circumstance of sole or shared voting or dispositive power with respect to Unimedia's holdings of Common Stock.

          Gilles Assouline, Chief Executive Officer of
Unimedia, may be deemed to be a controlling person with respect to Unimedia through his shareholdings in three shareholders of Unimedia (Diamond Productions, Multimedia
Investissment and Media Venture) that are also members of the Supervisory Board and through his direct shareholdings in Unimedia. However, Unimedia does not believe that Mr.
Assouline's interests create a circumstance of sole or shared voting or dispositive power with respect to Unimedia's holdings of Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration

          On July 27, 1996, the Company and Unimedia executed a subscription agreement (the "Subscription
Agreement") whereby the Company agreed to sell, and Unimedia agreed to buy, 1,000,000 shares of Common Stock for $2,000,000. All such funds will come from Unimedia's working capital.

Item 4.  Purpose of Transaction

          The Common Stock to be acquired by Unimedia pursuant to the Subscription Agreement is being acquired for purposes of investment. However, in connection with such investment, the Company, Unimedia and Harvey Bibicoff (in his capacity as a stockholder of the Company) entered into an agreement (the "Acquisition Agreement") pursuant to which they have agreed, inter alia, to negotiate and execute in good faith before September 30, 1996 an agreement providing for the acquisition of Unimedia by the Company (the

"Unimedia Acquisition"). Pursuant to the Unimedia Acquisition, the shareholders of Unimedia would receive Common Stock and preferred stock of the Company representing approximately 69% of the share capital (including 69% of the voting rights and dividend rights) of the Company on a fully diluted basis.

          On April 18, 1996, Unimedia and Capital Media Group Ltd. ("CMG") made a proposal to the Company for the purchase of all the Company's outstanding stock at a purchase price of $3.50 per share of which one third would have been paid in cash and two thirds would have been paid in the common stock of CMG. In further discussions, Unimedia and CMG also made a proposal to loan the Company between $500,000 and $1,000,000 on terms to be agreed upon. Such proposals were subject to significant conditions, including negotiation of a definitive agreement, satisfactory completion of due diligence reviews and receipt of various board, stockholder and regulatory approvals. Subject to such conditions, such proposals were accepted by the Company. Negotiations with respect to such proposals terminated prior to the commencement of negotiations with respect to the Subscription Agreement and the Acquisition Agreement.

          Unimedia intends continuously to review all aspects of its investment in the Company, including the Company's business operations, financial results and condition and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions and progress with respect to the Unimedia Acquisition. Unimedia reserves the right, based on its continuing review of these and other relevant factors, to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, to dispose of any or all of the shares of Common Stock it will acquire pursuant to the Subscription Agreement or may otherwise acquire, or otherwise to change its intention with respect to any or all of the matters referred to in this Item 4.

          Except as set forth in this statement, neither
Unimedia nor, to Unimedia's knowledge, any of the persons listed on Schedule I, has any other present plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the

Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. However, based on its continuing review of the factors referred to above or in connection with the Unimedia Acquisition, Unimedia, the persons listed on Schedule I, Unimedia's shareholders or their respective representatives may discuss one or more of the foregoing matters with the Company, its directors or management or other shareholders of the Company, or may formulate plans or proposals relating to one or more of the foregoing matters. Unimedia reserves the right to take any and all actions it may deem appropriate to maximize the value of its investment in the Company or facilitate the Unimedia Acquisition.

Item 5.  Interest in Securities of the Issuer

          The only shares of the Company's Common Stock that Unimedia beneficially owns are the 1,000,000 shares of Common Stock to be acquired pursuant to the Subscription Agreement, which shares represent approximately 14.9% of the outstanding Common Stock. Unimedia possesses the sole power to vote or direct the vote of and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it.

          Pursuant to the Acquisition Agreement, Harvey Bibicoff has undertaken to refrain from selling a specified percentage of his shares of the Company prior to completion of the Unimedia Acquisition, and in any case by September 30, 1996. Mr. Bibicoff has also agreed to vote in favor of the Unimedia Acquisition at any shareholders meeting of the Company called to approve such transaction. Unimedia disclaims that it and Mr. Bibicoff constitute a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, and Unimedia does not believe that such agreements create a circumstance of shared voting or dispositive power. Accordingly, Unimedia also disclaims any beneficial ownership in Common Stock held by Mr. Bibicoff.

          Except as described above, neither Unimedia nor, to Unimedia's knowledge, any person named on Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Company

          Unimedia has entered into the Acquisition
Agreement and the Subscription Agreement with respect to the Common Stock as set forth under Items 4 and 5. The information in such Items and the Exhibits hereto are incorporated herein by reference. In addition to the rights described under Items 4 and 5, Unimedia has certain rights under the Subscription Agreement to cause the Company to register under the Securities Act of 1933, as amended, the Common Stock purchased pursuant to the Subscription Agreement. These rights are exercisable only if the Unimedia Acquisition has not been completed by September 30, 1996.

          Additionally, pursuant to the Acquisition
Agreement, the Company has undertaken not to issue or create any new shares or options without the prior written consent of Unimedia, except pursuant to the exercise of options held by employees or former employees granted prior to the execution of the Acquisition Agreement.

Item 7.  Material to be filed as Exhibits

          1. The Agreement dated July 27, 1996 between the
Company, Unimedia and Harvey Bibicoff.

          2. The Subscription Agreement dated July 27, 1996 between the Company and Unimedia.

                          SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 1, 1996                Unimedia S.A.




                              By  /s/Gilles Assouline
                                  ------------------------------
                                  Name:  Gilles Assouline
                                  Title: President du Directoire

                         Schedule I

      DIRECTORS AND EXECUTIVE OFFICERS OF UNIMEDIA S.A.



          The name, business address, principal occupation or employment and citizenship of each executive officer, Member of the Executive Board and Member of the Supervisory Board of Unimedia S.A. and persons who may be deemed to be controlling persons with respect to Unimedia S.A. is set forth below.

 Members of the Executive Board and Executive Officers of Unimedia S.A.


Name                  Residence Address or
                      Principal Business     Occupation or
                      Address and if         Employment or      Cittizenship
                      different, Address of  Principal          or Place of
                      Principal Office       Business           Organizaiton

Gilles Assouline      Immeuble le Levant,    Chief Executive    French
Chief Executive       2 rue du               Officer and Member
Officer and Member    Nouveau Bercy, 94220,  of Executive Board
of Executive Board    Charenton, France




Anne-Marie Assouline  Immeuble le Levant,    Director and Member  French
Director and Member   2 rue du               of Executive Board
of Executive Board    Nouveau Bercy, 94220,
                      Charenton, France

      Members of the Supervisory Board of Unimedia S.A.


Name                  Residence Address or
                      Principal Business     Occupation or
                      Address and if         Employment or      Cittizenship
                      different, Address of  Principal          or Place of
                      Principal Office       Business           Organizaiton




Jean-Pierre Souviron    Kapt'                Chariman of Kapt'  French
Chairman of             3, Nede Pondichery
Supervisory             75015 Paris, France


Jean-Jacques Assouline  Immeuble le Levant,   Vice President     French
Vice President          2 rue du              and Member of
and Member of           Nouveau Bercy, 94220, Supervisory Board
Supervisory Board       Charenton, France


Michel Assouline        Immeuble le Levant,    Member of          French
                        2 rue du               Supervisory Board/
                        Nouveau Bercy, 94220,  Directeur des
                        Charenton, France      Operations


Multimedia              11 bis,                Holding Company     France
Investissement          Rue du Colisee,
Represented by          75008, Paris, France
Michel Assouline


Diamond Productions     37 Rue des Mathurins,  Entertainment,      France
Represented by          75008, Paris, France   Movie Production
Jean-Jaques Assouline                          and Holding
                                               Company


MMP                     43/45 Avenue Kleber,   Holding Company     France
Represented by          75116, Paris, France
Claude Berda


Media Venture           43/45 Avenue Kleber,   Holding Company     France
Represented by          75116, Paris, France
Marc Sillam

                                 Other

Name                  Residence Address or
                      Principal Business     Occupation or
                      Address and if         Employment or      Cittizenship
                      different, Address of  Principal          or Place of
                      Principal Office       Business           Organizaiton


Claude Berda          43/45 Avenue Kleber,   Chairman of MMP    French
                      75116, Paris, France


Gilles Assouline
(See Above)

                        Exhibit Index




Exhibit
  No.        Document



   1. The Agreement dated July 27, 1996 between the Company, Unimedia and Harvey Bibicoff.



   2.        The Subscription Agreement dated July 27,
             1996 between the Company and Unimedia.